Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011

(Unaudited)

	2012	2011

Net income (loss)	$81,864	$236,254

Preferred Stock dividend requirements	(22,159)	(13,833)

Net income (loss) attributable to common stockholders	$59,705	$222,421

Weighted average number of common shares outstanding	15,809,023	15,729,438

Preferred Stock Common Share Equivalents	-	1,236,160

Dilutive Stock Options outstanding for the Period	339,788	875,810

Dilutive Warrants outstanding for the Period	237,211	1,916,626

Weighted average number of common and equivalent shares outstanding	16,386,022	19,758,034

Net income (loss) per common share	$0.00	$0.01